EMPIRICAL RESEARCH PARTNERS LLC

(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-65590

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Empirical Research Partners LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
     ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

551 Fifth Avenue, Suite 1800
(No. and Street)

New York	NY	10176
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Goldstein	212 803 8010	mgoldstein@empirical-research.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Company, LLP
(Name – if individual, state last, first, and middle name)

50 Rockefeller Plaza	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)
11-02-2005		2468	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Goldstein _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Empirical Research Partners LLC _____, as of December 31 _____, 2025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: Managing Partner

_____

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

EMPIRICAL RESEARCH PARTNERS LLC
(A Limited Liability Company)

DECEMBER 31, 2025

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm



Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 **F** 212.202.5107
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Empirical Research Partners LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Empirical Research Partners LLC as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Empirical Research Partners LLC as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Empirical Research Partners LLC's management. Our responsibility is to express an opinion on Empirical Research Partners LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Empirical Research Partners LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Empirical Research Partners LLC's auditor since 2007.
New York, New York
March 31, 2026


EMPIRICAL RESEARCH PARTNERS LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025


ASSETS

Cash and cash equivalents	$	36,081,910
Commissions and fees receivable		5,873,478
Receivable from clearing brokers		92,851
Due from affiliate		1,412,493
Property and equipment, net		81,680
Prepaid expenses and other assets		513,601
Operating lease right-of-use asset		1,022,536
Total Assets	**$**	**45,078,549**

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Accounts payable and accrued expenses		14,554,007
Operating lease liability		1,117,002
Deferred revenue		2,924,545
Total liabilities	**$**	**18,595,554**
Members' equity		26,482,995
Total liabilities and members' equity	**$**	**45,078,549**


See accompanying notes to the financial statement


EMPIRICAL RESEARCH PARTNERS LLC
(A Limited Liability Company)
NOTES TO THE FINANCIAL STATEMENT
DECEMBER 31, 2025

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Empirical Research Partners LLC (the "Company") is a limited liability company formed pursuant to and in accordance with the Delaware Limited Liability Company Act. The Company commenced operations in 2003. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

As a limited liability company, the members are not personally liable for any of the debts, obligations, losses, claims, or judgments on any of the liabilities of the Company, whether arising in tort, contract, or otherwise, except as provided by law.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates. The Company's significant estimates include revenue recognition, impairment of fair value of assets, and the allowance for credit losses.

Property and Equipment
Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is based on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the economic life of the asset or the remaining life of the lease.

Leases
The Company determines if an arrangement is a lease at the inception of the contract. At the lease commencement date, leases are evaluated to determine whether it will be classified as an operating or finance lease. For leases with a lease term of 12 months or less (a "Short-term" lease), any fixed lease payments are recognized on a straight-line basis over such term and are not recognized on the statement of financial condition.

Cash and Cash Equivalents
The Company considers all highly liquid instruments with maturities of three months or less when purchased to be cash equivalents.

Concentrations of Credit Risk
The Company maintains its cash at several commercial banks in amounts that at times may exceed the federal insurance limit. The Company's money market funds are comprised of two funds that are managed by one financial institution. At December 31, 2025, the Company's uninsured balance totaled $35,755,223.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Income Taxes

Recently Adopted Accounting Standards

In December 2023, the FASB issued Accounting Standards Update (ASU 2023-09 Income Taxes (ASC Topic 740): Improvements to Income Taxes Disclosures (ASU 2023-09). ASU 2023-09 required additional annual disclosures including further disaggregation of information in the rate reconciliation, additional information for reconciling items meeting a quantitative threshold, further disaggregation of income taxes paid and other required disclosures. The Company adopted ASU 2023-09 for the annual period beginning on January 1, 2025.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statement, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statement for the changes in deferred tax liabilities or assets between years.

The Company is not subject to federal or state income taxes. Income taxes payable, if any, are the responsibility of the individual members. The Company is subject to the New York City Unincorporated Business Tax.

Fair Value Measurements

The Company follows the guidance in FASB ASC 820, *Fair Value Measurement*. Using that guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Fair Value Measurements (continued)

The Company's fair value measurements are classified into one of three categories as follows based on the measurement inputs:

Level 1. These are investments where values are based on unadjusted quoted prices for identical assets in an active market the Company has ability to access. The investments are exchange-traded equity and over-the-counter securities.

Level 2. These are investments where values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the investments. These investments would be comprised of less liquid restricted securities and warrants that trade less frequently. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3. These are investments where values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect assumptions of management about the assumptions that market participants would use in pricing the investments.

Current Expected Credit Losses

The Company applies the provisions of Accounting Standards Update ("ASU") No. 2016-13, Financial Instruments - Credit Losses (Topic 326) introduces a credit loss methodology, Current Expected Credit Losses (CECL), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk.

The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities, and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses.

For financial assets measured at amortized cost (e.g. cash equivalents and commissions and fees receivable from clients), the Company has concluded that there are de minimis expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

Commissions and Fees Receivable

Commissions and fees receivable are stated at the amount the Company expects to collect net of any allowance for credit loss as may be determined necessary as described above. At December 31, 2025, there was no allowance for credit losses. If the financial conditions of the Company's customers were to deteriorate, adversely affecting their ability to make payments, allowances for credit losses would be provided.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*(continued)*

Revenue Recognition

Revenue from contracts with customers is comprised of commission income earned by providing research. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenues from contracts with customers are recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

Commission revenue is derived from contracts with customers. The majority of the Company's commission revenues are paid directly from clients after services have been provided and the performance obligation has been met or are recorded as deferred revenue upon receipt and recognized over time as the performance obligation is satisfied.

The Company prepares research in the areas of portfolio strategy, quantitative modeling for stock selection, and money management business strategy, which is provided to institutional investors. These include mutual funds, banks, insurance companies, pension funds, and hedge funds. The Company is compensated and receives its fee income for its research in two ways:

1. Commissions earned on transactions in which the Company introduces customers to a clearing broker and the clearing broker will share with the Company certain trading commissions generated by those introduced customers of the clearing broker.
2. Payments directly from clients.

For category one, revenue is recognized on a trade-date basis, while in category two, revenue is generally recognized when the research is utilized by the customer and the customer advises the Company of its usage. For some customers, where the Company has an existing relationship, where research has been provided on a continually renewing basis and payments have been made consistently, the Company will record an estimate of revenue at the end of the respective service period when its performance obligation has been met.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Revenue Recognition (continued)

The beginning and ending contract balances were as follows:

	December 31,	
	2025	**2024**
Commissions and fees receivable	$ 5,873,478	$ 5,926,514
Receivable from clearing brokers	$ 92,851	$ 368,088
Due from affiliate	$ 1,412,493	$ 976,860
Deferred revenue	$ 2,924,545	$ 2,603,847

3. RECEIVABLE FROM CLEARING BROKERS

The clearing and depository operations for the Company's security transactions are provided primarily by brokers pursuant to clearance agreements. At December 31, 2025, the amount receivable from clearing brokers represents commissions earned by the Company as an introducing broker for the transactions of its customers.

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from customer accounts introduced by the Company. At December 31, 2025, there were no significant unsecured amounts owed to the clearing brokers by these customers in connection with normal margin, cash, and delivery against payment transactions.

4. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2025:

		Estimated Useful Life
Furniture, fixtures and equipment	$ 141,431	3-5 years
Computer equipment	271,867	3 years
Leasehold improvements	494,262	Lesser of economic life or remaining lease term
	907,560	
Less: accumulated depreciation and amortization	(825,880)	
Property and equipment, net	$ 81,680	

5. EMPLOYEE BENEFIT PLAN

In 2006, the Company adopted a 401(k)-retirement savings plan for all eligible employees. Under the plan, eligible participating employees may elect to contribute the maximum allowed by law. The Company may make profit-sharing contributions that are determined by the managing member according to a discretionary formula in an amount determined each year. Participants are fully vested in their contributions at all times, and the Company's profit-sharing contributions vest immediately.

6. RELATED PARTY TRANSACTIONS

The Company has a fee sharing agreement with an affiliate, FMMI INC ("FMMI"), in which the Company is allocated 20% of fees earned from FMMI for shared research services provided. The Company is owed $1,412,493 from FMMI as of December 31, 2025, which is included in "Due from affiliate" in the statement of financial condition. The amount does bear interest and there are no stated payment terms.

7. FAIR VALUE MEASUREMENTS

Assets and liabilities measured at fair value are based on one or more of three valuation techniques. The valuation techniques are as follows:

1. *Market approach.* Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;
2. *Cost approach.* Amount that would be required to replace the service capacity of an asset (replacement cost); and
3. *Income approach.* Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

The following table summarizes the Company's assets required to be measured at fair value on a recurring basis at December 31, 2025:

Assets	Level 1	Level 2	Level 3	Total	Valuation Technique
Money market funds	$ 35,618,172	-	-	$ 35,618,172	a

As of December 31, 2025, all of the Company's money market fund accounts included in cash and cash equivalents were considered to be Level 1 in the valuation hierarchy, valued based upon quoted prices in markets that are active and which the Company has the ability to access.

There were no liabilities required to be measured at fair value on a recurring basis at December 31, 2025.

8. LEASING ARRANGEMENT

The Company entered into a new lease commencing March 1, 2024 and ending June 30, 2028.

The operating lease asset and lease liability are determined at the commencement date of the lease based on the present value of the lease payments. As the Company's lease does not provide an implicit rate, the Company utilized its incremental borrowing rate which is the rate of interest to borrow on a collateralized basis for a similar term, to determine the present value of lease payments for the lease. The Company utilized a discount rate of 7.88% in determining the lease liability as of December 31, 2025.

8. LEASING ARRANGEMENT *(continued)*

Future minimum lease payments, and a reconciliation of undiscounted lease cash flows and the lease liability recognized in the Statement of Financial Condition as of December 31, 2025, is shown below:

2026	$	479,960
2027		501,688
2028		254,789
Total future minimum lease payments (undiscounted)		1,236,437
Discounting effect on cash flows		(119,435)
Lease liability (discounted)	$	**1,117,002**

The weighted average lease remaining term is 2.5 years.

Prepaid expenses and other assets include one certificate of deposit which collateralize letters of credit for the benefit of the landlord in the amount of $112,651.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's uniform net capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2025, the Company had net capital, as defined, of $16,015,621, which exceeded the required minimum net capital of $1,171,535 by $14,844,086. Aggregate indebtedness at December 31, 2025 totaled $17,573,018. The Company's percentage of aggregate indebtedness to net capital was 109.72%.

10.REPORTABLE SEGMENTS

The Company is engaged in a single line of business as a securities broker-dealer, which is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company has identified its Managing Partner as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 10), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure profit and loss of the segment as the same as those described in the summary of significant accounting policies. The measure of segment assets is reported on the Statement of Financial Condition as total assets.

11.SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions that have occurred since December 31, 2025 through the date this financial statement was available to be issued. Management has determined that there are no material events that would require disclosures in the Company's financial statement.